COWEN AND COMPANY, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

November 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Histogenics Corporation
Registration Statement, as amended on Form S-1 (File No. 333-199202)

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Histogenics Corporation that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on Tuesday, December 2, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 14, 2014 to the date of this letter, the preliminary prospectus, dated November 14, 2014, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	0
Copies to prospective institutional investors:	260 + E-Red
Copies to prospective retail investors and others:	250 + E-Red
Total:	510 + E-Red

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

COWEN AND COMPANY, LLC
As Representative of the several Underwriters

By:	/s/ John Epstein
Name:	John Epstein
Title:	Managing Director

[Signature Page to Representative Acceleration Request]